UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______*)

BROAD SCOPE ENTERPRISES INC.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
984137 10 9
(CUSIP Number)
copy to: Virgil Hlus Clark, Wilson Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

SCHEDULE 13D
CUSIP No.	984137 10 9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ERIK LAGERWAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Erik Lagerway is a Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,435,800 shares of common stock beneficially owned
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
5,435,800 shares of common stock beneficially owned
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,435,800 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.69%, based on 36,999,995 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
Erik Lagerway - IN

Item 1. Security and Issuer

This Statement relates to common shares without par value of Broad Scope Enterprises Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 320, 5201 Great America Parkway, Santa Clara, CA 95054.

Item 2. Identity and Background

Erik Lagerway, a citizen of Canada, will become the Chief Operating Officer and President, effective May 7, 2004, of Broad Scope Enterprises Inc., with an address at Suite 320, 5201 Great America Parkway, Santa Clara, CA 95054.

During the last five years, Mr. Lagerway has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. Lagerway was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Lagerway beneficially owns a total of 5,435,800 shares of common stock of the Issuer on May 5, 2004. Erik Lagerway acquired beneficial ownership of 5,435,800 shares of the Issuer's common stock pursuant to an Agreement and Plan of Merger Agreement dated April 26, 2004, whereby Xten Networks, Inc., a Nevada corporation, ("Xten Networks") merged with Broad Scope Acquisition Corp., a Nevada corporation and a wholly-owned subsidiary of the Issuer. As a result of the merger, all of the stockholders of Xten Networks received two shares of common stock of the Issuer for each share of Xten Networks that they owned. The consideration received by the Issuer were the shares of Xten Networks.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for the Issuer to acquire Xten Networks.

Other than any shares or other securities of the Issuer that Mr. Lagerway may receive as compensation from the Issuer, Mr. Lagerway does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. Lagerway beneficially owns an aggregate of 5,435,800 shares of common stock (14.69%) of the Issuer.

Mr. Lagerway has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 5,435,800 shares of common stock (14.69%) of the Issuer.

Other than described in Item 3 above, Mr. Lagerway has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Agreement and Plan of Merger dated April 26, 2004 between Broad Scope Enterprises Inc., Xten Networks, Inc., a Nevada corporation, Broad Scope Acquisition Corp. and Mark Bruk.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2004	/s/ Erik Lagerway Signature
Erik Lagerway
Name/Title